Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, California 94304.

March 15, 2018

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
Securities and Exchange Commission
100 F Street, N.W.

Mail Stop 3030
Washington, DC 20549

Re:	Sigma Designs, Inc. Preliminary Proxy Statement on Schedule 14A Filed February 23, 2018 File No. 001-32207

Dear Ms. Ravitz:

Sigma Designs, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated March 13, 2018. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter form the Staff. Capitalized terms used in this response letter have the meaning given to such terms in the preliminary proxy statement.

Proxy Statement

1.	State clearly that shareholders will not know at the time of the vote the consideration that they will receive.

Response: The Company has revised the preliminary proxy statement in response to the Staff’s comment.

2.

We note the disclosure on the cover page the consideration to be paid for your Z-Wave business. Please revise here and throughout your proxy statement to disclose the aggregate and per share amount to be paid to your shareholders in the initial distribution. Also, revise to disclose the aggregate and per share amount that will be distributed to your shareholders in subsequent distributions based on your known assets and plans.

Response: The Company has revised the preliminary proxy statement in response to the Staff’s comment.

Amanda Ravitz

March 15, 2018

3.

In this regard, we note you intend to include a range of possible per share consideration amounts that shareholders may receive in the initial distribution. Please file a revised preliminary proxy statement to include in an appropriate section a sensitivity analysis demonstrating the effect on the consideration per share of a reasonable range of potential values for each variable that will determine such consideration in the initial distribution and subsequent distributions, if any. Ensure that your disclosed sensitivity analysis presents intervals within the reasonable range of potential values that provide investors adequate information regarding the reasonable outcomes. Include in your disclosure an explanation of how you determined that the range selected for each variable is reasonable. Also, include with your per share range disclosed on the proxy statement cover a representation that, if the actual consideration per share falls outside this range, you will resolicit shareholder votes.

Response: The Company has revised the preliminary proxy statement to include a sensitivity analysis and expanded disclosure regarding potential distributions in response to the Staff’s comments. The Company believes the revised disclosures provide an adequate basis for shareholders to evaluate possible amounts of distributions in connection with the Asset Sale and the Liquidation and vote on the Asset Sale Proposal and the Liquidation Proposal. With respect to the last sentence of this comment 3, resoliciting shareholder votes after the initial distribution is not authorized under California state law governing voluntary liquidation proceedings. Specifically, the California General Corporation Law provides that a voluntary election to wind up and dissolve is not subject to revocation once any assets have been distributed pursuant to the election. Thus, resoliciting shareholder votes would be an idle act since a vote to revoke the initial election would not be enforceable. Moreover, the act of soliciting a new vote may result in a change of the characterization of any previous distributions to shareholders for federal income tax purposes, and could have an adverse effect on the recipients of any such distributions. Thus, the Company believes requiring an additional shareholder vote would potentially delay the initial distribution, as for all intents and purposes, once the initial distribution is made, the Company must proceed with the winding–up and dissolution pursuant to California law.

Amanda Ravitz

March 15, 2018

The exact initial distribution amount and any subsequent distribution amounts will be determined by the Company Board at the time any such distributions are declared, because the Company Board will necessarily need to take into account the then-current cash balance at the Company and other circumstances that exist at that time that would impact the remaining cash needs of the Company in accordance with California law. The Company Board will only be determining the initial distribution amount, therefore, after the closing of the Asset Sale and after the Company has filed its Certificate of Election to Wind Up and Dissolve with the Secretary of State of the State of California, which will only be filed after the Asset Sale is consummated. The amount of the ultimate distribution to shareholders in a dissolution proceeding is dependent upon the total amount of debts and liabilities of the Company, which are required to be paid in full when ascertained. It would not be possible to have a subsequent vote on the Asset Sale once the Asset Sale has been consummated.

A second shareholder vote, even if it were allowed under California law, carries the risk of inconsistent votes since the shareholders whose votes are solicited will not necessarily be the same shareholders as of the Record Date who voted in favor of the initial election. Also, a negative second vote would call into question the validity of actions previously taken in connection with the Plan of Liquidation, potentially exposing the Company and the Board of Directors to liability for actions taken pursuant to the Plan of Liquidation.

A second shareholder vote would also result in additional costs associated with soliciting shareholder approval and holding a second meeting, as well as additional delays distributing funds to shareholders. Finally, we respectfully note that the precedent transactions we reviewed do not require a second vote if the distributions ultimately are more or less than management’s estimate at the time of the proxy statement, despite the uncertainties inherent in winding up a business, including the potential for unknown liabilities.

For the reasons above, we respectfully submit that requiring the Company to solicit shareholder approval for the Plan of Liquidation after the initial distribution is contrary to California law, carries the risk of inconsistent votes, poses risk to the tax treatment of previous distributions made under the Plan of Dissolution, and potentially exposes the Company and its Board of Directors to liability for actions taken pursuant to the Plan of Liquidation.

Amanda Ravitz

March 15, 2018

Background of the Asset Sale, page 28

4.	Discuss the consideration the board gave to the offers made by Company D and Company G that appear to be higher than the consideration offered by the buyer.

Response: The Company has revised the entries on August 30, 2017 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 109

5.

On February 15, 2018 you completed the sale of Sigma Designs Israel and on February 22, 2018 filed pro forma financial information reflecting the disposition on Form 8-K. As this disposition is not reflected in your historical financial statements, please revise the pro forma financial information to include separate pro forma columns and adjustments for the Sigma Designs Israel transaction. Refer to Rule 11-01(a)4 and Instruction 3 to Rule 11-02(b) of Regulation S-X.

Response: The Company has revised the pro forma financial statements to reflect the sale of the Company’s Wired Connectivity business in response to the Staff’s comment.

Please let us know if you have additional questions or if we can provide additional information. As time is of the essence, we would appreciate your prompt attention to this matter.

Very truly yours,

/s/ Gabriella A. Lombardi
Gabriella A. Lombardi

cc:	Elias Nader James Masetti